UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [_]  Liquidation

     [_] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: AllianceBernstein All-Asia Investment Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-08776

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application     [_]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          1345 Avenue of the Americas
          New York, New York  10105

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Nora L. Sheehan
          Seward & Kissel LLP
          1200 G Street, N.W.
          Suite 350
          Washington, D.C.  20005
          202-737-8833

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

          Alliance Global Investor Services, Inc.
          P.O. Box 786003
          San Antonio, Texas 78278-6003

          Brown Brothers Harriman Co.
          40 Water Street
          Boston, Massachusetts 02109

          Alliance Capital Management L.P.
          1345 Avenue of the Americas
          New York, New York  10105
          (212) 969-2132

8.   Classification of fund (check only one):

     [X]  Management company;

     [_]  Unit investment trust; or

     [_]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end   [_]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Alliance Capital Management L.P.
          1345 Avenue of the Americas
          New York, New York  10105

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          AllianceBernstein Investment Research and Management, Inc. (formerly, Alliance Fund Distributors, Inc.)
          1345 Avenue of the Americas
          New York, New York 10105

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es): N/A

     (b)  Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [_] Yes   [X] No

     If Yes, for each UIT state:

     Name(s):  N/A

     File No.: 811-____   N/A

     Business Address:  N/A

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [_] No

          If Yes, state the date on which the board vote took place: February 9, 2005

          If No, explain: N/A

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [_] No

          If Yes, state the date on which the shareholder vote took place: May 31, 2005

          If No, explain:  N/A

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes   [_] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          June 24, 2005

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes  [_] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes  [_] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind? N/A

          [_] Yes  [_] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17.  Closed-end funds only:

     Has the fund issued senior securities?  N/A

     [_] Yes  [_] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: N/A

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes  [_] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed? N/A

     (b)  Describe the relationship of each remaining shareholder to the fund:
          N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_] Yes  [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [_] Yes  [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed. N/A

     (b)  Why has the fund retained the remaining assets? N/A

     (c)  Will the remaining assets be invested in securities? N/A

          [_] Yes  [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [_] Yes  [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability: N/A

     (b) How does the fund intend to pay these outstanding debts or other liabilities? N/A

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: $120,818

          (ii) Accounting expenses: $3,000

         (iii) Other expenses (list and identify separately):

               Printing: $4,910

               Administrative and Distribution: $49,731

          (iv) Total expenses (sum of lines (i)-(iii) above): $178,459

     (b)  How were those expenses allocated?

          Expenses were not allocated to the Fund.

     (c)  Who paid those expenses?

          All expenses were paid by the Fund's investment adviser, Alliance Capital Management L.P.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [_] Yes  [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [X] Yes  [_] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

          On October 2, 2003, a putative class action complaint entitled Hindo et al. v. AllianceBernstein Growth & Income Fund et al. (the "Hindo Complaint"), was filed against Alliance; Alliance Capital Management Holding L.P.; Alliance Capital Management Corporation; AXA Financial, Inc.; certain of the AllianceBernstein Mutual Funds, including the Fund; Gerald Malone; Charles Schaffran (collectively, the "Alliance Capital defendants"); and certain other defendants not affiliated with Alliance. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Mutual Funds. The Hindo Complaint alleges that certain of the Alliance Capital defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in late trading and market timing of AllianceBernstein Mutual Fund securities, violating Sections 11 and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Sections 206 and 215 of the Investment Advisers Act of 1940. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts.

          Since October 2, 2003 numerous additional lawsuits making factual allegations similar to those in the Hindo Complaint were filed against Alliance and certain other defendants, some of which name the Fund as a defendant. All of these lawsuits seek an unspecified amount of damages. The lawsuits are now pending in the United States District Court for the District of Maryland pursuant to a ruling by the Judicial Panel on Multidistrict Litigation transferring and centralizing all of the mutual fund cases involving market and late trading in the District of Maryland.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_] Yes  [X] No

     If Yes, describe the nature and extent of those activities: N/A

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          AllianceBernstein International Research Growth Fund, Inc.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-08527

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Appendix A to Post Effective Amendment No. 1 on Form N-14/A filed by AllianceBernstein International Research Growth Fund, Inc. (formerly, Alliance International Premier Growth Fund, Inc.) (File Nos. 333-41375 and 811-08527) on April 4, 2005

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of AllianceBernstein All-Asia Investment Fund, Inc., (ii) he is the Assistant Secretary of AllianceBernstein All-Asia Investment Fund, Inc. and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                   (Signature)


                                                   /s/ Joseph Bertini
                                                   ------------------------
                                                       Joseph Bertini
                                                       Assistant Secretary


00250.0203 #602852